NACEL ENERGY CORP.
600 17TH Street, Suite 2800S
Denver, Colorado 80202

December 2, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.,
Washington, D.C. 20549

Re:	Nacel Energy Corporation Withdrawal of Registration Statement on Form S-1 File No. 333-164133

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), Nacel Energy Corp. (the “Company”) hereby requests that its Registration Statement on Form S-1 (File no. 333-164133) filed with the Commission on January 4, 2010, as amended on May 12, 2010 (the “Registration Statement”), be withdrawn, with such withdrawal effective as of the date hereof or as soon as practicable hereafter.

The Company filed the Registration Statement for purposes of registering for resale shares of its common stock issuable upon (i) conversion of a $935,000 Senior Secured Convertible Note (the “Convertible Note”) and (ii) exercise of warrants, all of which were issued in a private placement completed in late November, 2009, as subsequently modified and amended through exchange agreements. The Company is withdrawing the Registration Statement since the Convertible Note was paid and satisfied in full in late December, 2010. Accordingly, the registration of shares of the Company’s common stock underlying the Convertible Note is no longer needed. In addition, the Company has determined that, with limited resources and with the registration process having been virtually dormant since June, 2010, withdrawal of the Registration Statement is appropriate at this time and is in the best interests of the Company’s stockholders and consistent with the public interest and protection of investors, as contemplated by Rule 477(a) of the Act. The Registration Statement was not declared effective by the Commission, and no securities of the Registrant were offered or sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the Registration Statement. However, the Company respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Act.

Securities and Exchange Commission
December 2, 2011

Accordingly, the Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Company’s legal counsel, Patrick J. Russell, Esq. of Allen & Vellone, P.C. at (303) 893-8332. If you have any questions regarding this request for withdrawal, please contact Mr. Russell at (303) 534-4499.

Sincerely yours, By /s/ Mark Schaftlein Mark Schaftlein Chief Executive Officer